Exhibit 12.1

MENTOR CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

			Nine Months Ended 12/31/2003	Nine Months Ended 12/31/2002	Fiscal Year ended March 31,
					2003	2002	2001	2000	1999
Earnings
Pre-tax income from continuing operations			58,340	59,227	79,039	59,216	46,459	42,389	30,888
Add: fixed charges per below			1,862	1,858	2,597	2,294	1,431	1,294	1,462

Total earnings for computational purposes			60,202	61,085	81,636	61,510	47,890	43,683	32,350

Fixed Charges
Total interest expense			681	782	1,022	859	276	34	272
Amort of debt issuance costs			—	—	—	—	—	—	—
Interest portion of rental expense			1,181	1,076	1,575	1,435	1,155	1,260	1,190
Preference securities dividend requirement			—		—	—	—	—	—

Total Fixed Charges			1,862	1,858	2,597	2,294	1,431	1,294	1,462

Ratio of Earnings to Fixed Charges			32.3	32.9	31.4	26.8	33.5	33.8	22.1
Total rental expense	(A	)	3,375	3,075	4,500	4,100	3,300	3,600	3,400
Assumed interest portion inherent in operating leases	35%		1,181	1,076	1,575	1,435	1,155	1,260	1,190

(A)	Prorated at 9 months using December 31, 2002 and 2003 amounts.

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.